Exhibit 99.1

NEWS RELEASE

Attention:   Financial Editors                                                                                              Stock Symbols:     PGF - TSX
                  PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES RELEASE DATE FOR SECOND QUARTER RESULTS AND CONFERENCE CALL DETAILS

(Calgary, Alberta – July 27, 2011) – Pengrowth Energy Corporation is pleased to announce that it will release its Second Quarter 2011 Financial and Operating Results on Thursday, August 4, 2011 after markets close. Pengrowth will host a conference call beginning at 8:00 A.M. Mountain Daylight Time on Friday, August 5, 2011 during which management will review Pengrowth's results and respond to inquiries from the investment community.

To participate, callers may dial (877) 440-9795 or Toronto local (416) 340-8530. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the News & Media, Webcast section of Pengrowth's website at www.pengrowth.com/news/webcasts.  A telephone replay will be available through to midnight Eastern Time on Friday, August 12, 2011 by dialing (800) 408-3053 and entering passcode number 7207575.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil & natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (tight carbonates) play in north-central Alberta, the Groundbirch (Montney gas) play in north-eastern British Columbia, the Lindbergh (Steam Assisted Gravity Drainage) play in northern Alberta, the Olds/Garrington (light oil/gas play) in south-central Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 1-888-744-1111